EXHIBIT 12

                           CARNIVAL CORPORATION
                   RATIO OF EARNINGS TO FIXED CHARGES
                      (in thousands, except ratios)
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                                            Six Months Ended May 31,
                                         1997                     1996
Net income                              $212,807                 $183,348
Income tax benefit                        (6,353)                  (5,023)

Income before income tax benefit         206,454                  178,325

Adjustment to earnings:
   Equity in loss (income) of affiliates
     and dividends received               17,334                     (163)

Earnings as adjusted                     223,788                  178,162

Fixed Charges:
  Interest expense, net                   31,536                   33,216
  Interest portion of rental expense (1)     932                      931
  Capitalized interest                     7,415                   13,754

Total fixed charges                       39,883                   47,901

Fixed charges not affecting earnings:
   Capitalized interest                   (7,415)                 (13,754)

Earnings before fixed charges           $256,256                 $212,309

Ratio of earnings to fixed charges           6.4 x                    4.4 x



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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.